Exhibit 99.1

PRESS RELEASE

ERYTECH to Present Results from Phase I Trial of eryaspase in ALL and New Pre-clinical Data at AACR 2018

Lyon (France), April 12, 2018 – ERYTECH Pharma (Euronext Paris: ERYP—Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced that it will present full results from its U.S. Phase I trial evaluating eryaspase (GRASPA®) in combination with chemotherapy for the treatment of acute lymphoblastic leukemia (ALL) and pre-clinical data on the erymethionase program at the upcoming American Association for Cancer Research Annual Meeting, being held April 14-18, 2018 in Chicago, Illinois.

The U.S. Phase I ALL data will be presented during the poster session of the Phase I clinical trials by the lead author of the abstract, Dr. Alison Walker. The data from the dose-escalating Phase I clinical study demonstrate that eryaspase, L-asparaginase encapsulated in red blood cells, was well-tolerated when combined with CALGB 8811 protocol for frontline treatment of adults with ALL. Based on the PK data and the safety findings, the recommended dose for further clinical development is determined at 100 U/kg.

ERYTECH will also present pre-clinical data on the combination of eryaspase and erymethionase, methionine-gamma-lyase encapsulated in red blood cells, at a poster session on Wednesday, April 18, which show promising in vitro and in vivo bi-therapy therapeutic efficacy in different cancer models.

Poster Session: A Phase I study of eryaspase (L-asparaginase encapsulated in red blood cells) in combination with induction and consolidation chemotherapy for adult patients with newly diagnosed acute lymphoblastic leukemia (ALL)

Poster:	#CT023 / 16
Lead Author:	Dr. Alison Walker
Poster Session/Section:	PO.CT01 - Phase I Clinical Trials 1
Date:	Sunday, April 15
Time:	1:00 p.m. – 5:00 p.m.

Poster Session: Enzymatic combination investigation in cancer therapy

Poster:	#5827 / 23
Lead Author:	Karine Aguera
Poster Session/Section:	PO.ET01.04 - Combination Chemotherapy 2
Date:	Wednesday, April 18
Time:	8:00 AM – 12:00 PM

Abstracts are available on the AACR website. The two posters are to be presented at the 2018 AACR Annual Meeting and will be available on the Erytech website after April 18, 2018.

About ERYTECH and eryaspase (GRASPA®): www.erytech.com

Founded in Lyon, France in 2004, ERYTECH is a clinical-stage biopharmaceutical company developing innovative therapies for rare forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside red blood cells, ERYTECH has developed a pipeline of product candidates targeting markets with high unmet medical needs. ERYTECH’s initial focus is on the development of products that target the altered amino acid metabolism of cancer cells, depriving them of nutrients necessary for their survival.

The Company’s lead product, eryaspase, also known under the trade name GRASPA®, consists of an enzyme, L-asparaginase, encapsulated inside donor-derived red blood cells. L-asparaginase depletes asparagine, a naturally occurring amino acid essential for the survival and proliferation of cancer cells. L-asparaginase has been a standard component of multi-agent chemotherapy for the treatment of pediatric acute lymphoblastic leukemia (ALL), but side effects limit treatment compliance, especially in adults and patients with weak performance status.

Eryaspase demonstrated positive efficacy and safety results in various clinical trials in ALL, including in a Phase 2 study in patients over 55 years of age and in a Phase 2/3 trial in relapsed or refractory ALL patients, as well as in pancreatic cancer, where it achieved positive results in a Phase 2b trial of second-line treatment of patients with metastatic pancreatic cancer. ERYTECH is preparing for the launch of a pivotal Phase 3 clinical trial in second line pancreatic cancer and Phase 2 trials in first line pancreatic cancer and triple-negative breast cancer.

ERYTECH produces eryaspase at its own GMP-approved and operational manufacturing site in Lyon (France), and at a site for clinical production in Philadelphia (USA). ERYTECH has entered into licensing and distribution partnership agreements for eryaspase for ALL and AML in Europe with Orphan Europe (Recordati Group), and for ALL in Israel with TEVA, which will market the product under the GRASPA® brand name. The European Medicines Agency (EMA) and the U.S. Food and Drug Administration (FDA) have granted orphan drug designations for eryaspase for the treatment of ALL, AML and pancreatic cancer.

In addition to eryaspase, ERYTECH is developing erymethionase, methionine-Î³-lyase encapsulated in red blood cells, to target cancer cells’ amino acid metabolism and induce tumor starvation. ERYTECH is also exploring the use of its ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme replacement therapies (ERYZYME).

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Naomi Eichenbaum Director of Investor Relations +33 4 78 74 44 38 +1 917 312 5151 naomi.eichenbaum@erytech.com	NewCap Julien Perez Investor relations Nicolas Merigeau Media relations +33 1 44 71 98 52 erytech@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy, and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on November 13, 2017 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.